Exhibit (a)(1)(xiv)

Cerberus Extends Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that CAI and Cerberus have extended the expiration date of their cash tender offer (the “Offer”) of $3.40 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI until midnight, New York City time, on Friday, September 24, 2010.

CAI and Cerberus extended the Offer to permit CAI and Cerberus a further opportunity to discuss and negotiate the terms of the Offer with the special committee of the board of directors of BlueLinx formed to consider the Offer.  The Offer now will expire at midnight, New York City time, on Friday, September 24, 2010, unless further extended.

The Offer is at a price of $3.40 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the supplement to the offer to purchase dated August 19, 2010 and amended by Amendment No. 1, dated August 13, 2010, Amendment No. 2, dated August 19, 2010, Amendment No. 3, dated August 26, 2010, and Amendment No. 4, dated September 1, 2010 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”).

The depositary for the Offer has informed CAI and Cerberus that, as of 5:00 p.m. on Friday, September 10, 2010, approximately 624,345 Shares have been tendered and not withdrawn.

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.